Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months Ended
October 26, 2011
(Thousands of Dollars)
Fixed Charges:
Interest expense*	$148,095
Capitalized interest	178
Interest component of rental expense	23,052
Total fixed charges	$171,325

Earnings:
Income before income taxes	$599,098
Add: Interest expense*	148,095
Add: Interest component of rental expense	23,052
Add: Amortization of capitalized interest	404
Earnings as adjusted	$770,649

Ratio of earnings to fixed charges	4.50

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.